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                              May 19, 2023

       Joshua Silverman
       Interim Chief Executive Officer
       PharmaCyte Biotech, Inc.
       3960 Howard Hughes Parkway, Suite 500
       Las Vegas, NV 89169

                                                        Re: PharmaCyte Biotech,
Inc.
                                                            Schedule TO-I
                                                            Filed May 11, 2023
                                                            File No. 005-91495

       Dear Joshua Silverman:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Schedule TO-I filed May 11, 2023

       General

   1. We note that the Offer is for up to 7,750,000 Shares, which, if fully tendered, would comprise 46% of the
currently outstanding Shares. We also note that the Company may increase the the number
of Shares by no more than 2% of the outstanding Shares without extending the offer,
and therefore the Offer would comprise 48% of the currently
                                                        outstanding Shares. We
also note the disclosure that the Board has authorized the
                                                        Company to repurchase
up to $20 million shares through May 30, 2024, and has
                                                        approximately $6.5
million remaining on such repurchase plan. Please provide an analysis as to why the offer
should not be deemed the first step in a going private transaction under
                                                        Exchange Act Rule 13e-3
that required the filing of a Schedule 13E-3 at the time set forth in General Instruction
D. For guidance, see Rule 13e-3(a)(3)(ii) and Q&A #4 of Exchange
                                                        Act Release No.
34-17719.
 Joshua Silverman
PharmaCyte Biotech, Inc.
May 19, 2023
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at (202) 551-7576 or Perry Hindin at (202)
551-3444.



                                                            Sincerely,
FirstName LastNameJoshua Silverman
                                                            Division of
Corporation Finance
Comapany NamePharmaCyte Biotech, Inc.
                                                            Office of Mergers &
Acquisitions
May 19, 2023 Page 2
cc:       Kenneth Koch, Esq.
FirstName LastName